

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Jeffrey J. Guzy
Chief Executive Officer
CoJax Oil and Gas Corporation
3033 Wilson Boulevard, Suite E-605
Arlington, VA 22201

> **Re: CoJax Oil and Gas Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 20, 2021**
> **File No. 333-257331**

Dear Mr. Guzy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note that you are incorporated in the state of Virginia and the legal opinion filed as Exhibit 5.1 is restricted to the federal laws of the United States of America and the laws of the state of New York. Please obtain and file a new opinion that addresses the legality of the securities under the laws of your state of incorporation. See Item 601(b)(5) of Regulation S-K. For guidance, refer to Staff Legal Bulletin No. 19 which can be found at https://www.sec.gov/interps/legal/cfslb19.htm.

2. Please obtain and file as an exhibit the consent of Nova Resource Incorporated regarding the references to the firm, the use of information contained in and the inclusion of the reserve report in the registration statement on Form S-1. Refer to Securities Act Rule 436, and Item 601(b)(23) of Regulation S-K.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eleanor Osmanoff